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CUSIP NO.    714290103                13G/A                    PAGE 1 OF 7 PAGES
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G/A

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
      (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                                PERRIGO COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   714290103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2005
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                               Page 1 of 7 Pages
                               No Exhibit Index
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CUSIP NO.    714290103                13G/A                    PAGE 2 OF 7 PAGES
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--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Michael J. Jandernoa
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group* (See Instructions)

        (a) [ ]

        (b) [ ]

--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States
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     Number of             5.      Sole Voting Power

      Shares                       5,426,172
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     5,426,172
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   0
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        5,729,591**
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        6.16%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person* (See Instructions)

        IN
--------------------------------------------------------------------------------

*SEE INSTRUCTION BEFORE FILLING OUT!
**SEE ITEM 4 OF THIS FILING
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CUSIP NO.    714290103                13G/A                    PAGE 3 OF 7 PAGES
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--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Michael J. Jandernoa Trust
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group* (See Instructions)

        (a) [ ]

        (b) [ ]

--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Michigan
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       4,964,789
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     4,964,789
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   0
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        4,964,789**
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        5.34%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person* (See Instructions)

        OO--Trust
--------------------------------------------------------------------------------

*SEE INSTRUCTION BEFORE FILLING OUT!
**SEE ITEM 4 OF THIS FILING
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CUSIP NO.    714290103                13G/A                    PAGE 4 OF 7 PAGES
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ITEM 1.

(a)   Name of Issuer:                                    Perrigo Company

(b)   Address of Issuer's Principal Executive Offices:   515 Eastern Avenue
                                                         Allegan, Michigan 49010

ITEM 2.

(a) - (c) Name, Principal Business Address and Citizenship of Person Filing:
           Michael J. Jandernoa
           c/o Law Weathers & Richardson
           333 Bridge Street, NW, Suite 800
           Grand Rapids, Michigan 49504
           Citizenship:  United States

(d)   Title of Class of Securities:  Common Stock, without par value.

(e)   CUSIP Number:  714290103


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) - (j)  Not Applicable.


ITEM 4.        OWNERSHIP

(a) Mr. Jandernoa is the beneficial owner of 5,729,591 shares of the Issuer's common stock, without par value. Mr. Jandernoa owns 4,932 shares of the Issuer's common stock. The Michael J. Jandernoa Trust, of which Mr. Jandernoa is the sole trustee, holds 4,964,789 shares of the Issuer's common stock. The Michael J. Jandernoa Grantor Trust 2, of which Mr. Jandernoa is the sole trustee and has a reversionary interest, holds 81,942 shares of the Issuer's common stock. Jandernoa Investment Group, LLC, of which Mr. Jandernoa is the Manager, holds 356,228 shares of the Issuer's common stock. Mr. Jandernoa holds sole voting and dispositive power with respect to the shares held by each of the Michael J. Jandernoa Trust, the Michael J. Jandernoa Grantor Trust 2 and Jandernoa Investment Group, LLC. The Susan M. Jandernoa Trust holds 221,477 shares of the Issuer's common stock and Susan M. Jandernoa Grantor Trust 2 holds 81,942 shares of the Issuer's common stock. Mrs. Jandernoa is the sole trustee of, and holds sole voting and dispositive power for the shares of common stock held by, both the Susan M. Jandernoa Trust and the Susan M. Jandernoa Grantor Trust
     2. Mr. Jandernoa holds stock options that give him the right to acquire 18,281 shares of the Issuer's common stock. The figures above are as of December 31, 2005.


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CUSIP NO.    714290103                13G/A                    PAGE 5 OF 7 PAGES
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(b)  As of December 31, 2005, Mr. Jandernoa was the beneficial owner of 6.16% of the Issuer's outstanding common stock, without par value. The Issuer's most recent Form 10-Q (for the quarterly period ended December 24, 2005) lists 93,053,371 shares of the Issuer's common stock, outstanding as of January 27, 2006. In addition, Mr. Jandernoa holds stock options, which give him the right to acquire 18,281 shares of the Issuer's common stock within 60 days of the date of this filing. Mr. Jandernoa's beneficial ownership percentage is based on a total of 93,071,652 shares of the Issuer's common stock, which consists of the Issuer's outstanding common stock plus shares that would become outstanding if Mr. Jandernoa exercised his stock options.

     As of December 31, 2005, the Michael J. Jandernoa Trust held 5.34% of the Issuer's outstanding common stock, without par value. The beneficial ownership percentage of the Michael J. Jandernoa Trust is based on the Issuer's 93,053,371 shares of common stock outstanding as of January 27, 2006.

(c)  (i)       Mr. Jandernoa has sole power to vote or direct the vote of
               5,426,172 shares of common stock.
     (ii)      Mr. Jandernoa does not share power to vote or to direct the vote of any shares of common stock.
     (iii)     Mr. Jandernoa has sole power to dispose or direct the disposition of 5,426,172 shares of common stock.
     (iv)      Mr. Jandernoa does not share power to dispose or to direct the disposition of any shares of common stock.


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not Applicable.


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     The Michael J. Jandernoa Trust, of which Mr. Jandernoa is the trustee, holds 4,964,789 shares of the Issuer's common stock.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

     Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not Applicable.


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CUSIP NO.    714290103                13G/A                    PAGE 6 OF 7 PAGES
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ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

     Not Applicable.


ITEM 10.       CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO.    714290103                13G/A                    PAGE 7 OF 7 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 13, 2006
                                        -----------------------------------
                                        Date

                                              /s/ Michael J. Jandernoa
                                        -----------------------------------
                                        Signature

                                        Michael J. Jandernoa
                                        As trustee of the Michael J. Jandernoa
                                        Trust and in his individual capacity